Exhibit 99.(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Legg Mason Partners Variable Equity Trust

We consent to the use of our report dated February 15, 2017 with respect to the financial statements of QS Variable Growth (formerly, QS Legg Mason Variable Growth), QS Variable Moderate Growth (formerly, QS Legg Mason Variable Moderate Growth), and QS Variable Conservative Growth (formerly, QS Legg Mason Variable Conservative Growth), each a series of the Legg Mason Partners Variable Equity Trust, as of December 31, 2016, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

April 17, 2017